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                                                               Exhibit (a)(5)(F)
                             FOR IMMEDIATE RELEASE

Delco Remy International Inc. and Court Square Capital Limited Reach Merger Agreement

     Anderson, Indiana, February 7, 2001 - Delco Remy International, Inc. (the "Company") (NYSE: RMY) and Court Square Capital Limited ("Court Square"), a subsidiary of Citigroup, Inc., today announced the execution of a definitive merger agreement (the "Merger Agreement") in which Court Square agreed to increase the price of its offer, through its wholly-owned subsidiary DRI Acquisition LLC, for any and all of the outstanding shares of Class A common stock of the Company, not currently owned by Court Square from $8.00 per share, net to the seller in cash, to $9.50 per share (the "Offer"). In addition, Court Square has agreed to extend the expiration date of the Offer until at least midnight, New York City time, on Thursday, February 22, 2001 and the Company and Court Square have agreed to pursue a second-step merger (the "Merger") to acquire any shares not tendered in the Offer at the same cash price per share to be paid in the Offer.

     At a meeting held yesterday, the special committee of the Board of Directors of the Company (the "Special Committee") unanimously determined (i) that the Offer and the Merger Agreement are fair to, and in the best interests of, the stockholders of the Company, (ii) to recommend that the Board of Directors of the Company (the "Board") approve the Merger and declare its advisability, and (iii) to recommend that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer. The Special Committee's recommendation was based upon careful consideration and review of the factors set forth in Amendment No. 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Amendment") to be filed by the Company shortly, including the advice of its independent financial advisor. The Amendment will be mailed to stockholders of the Company or can be obtained without charge at the website of the Securities and Exchange Commission at http://www.sec.gov, or without charge from the Company.
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     At a meeting held yesterday, the members of the Board present at the meeting unanimously (other than Mr. Michael A. Delaney who abstained from voting) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and a Stock Option Agreement among the Company, Court Square and the Purchaser, and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, the stockholders of the Company, and approved and authorized the Merger Agreement and the Merger. In addition, the members of the Board present at the meeting unanimously (other than Mr. Delaney who abstained from voting) recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement and the Merger.

     As previously reported, Court Square currently owns approximately 6.6 million shares of the Company's outstanding voting stock representing approximately 37% of the outstanding voting shares. Court Square also owns approximately 6.3 million shares of non-voting stock that are convertible into voting stock and would, if converted and added to the voting shares currently
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owned, represent approximately 53% of the outstanding shares.  Affiliates of
Court Square are reported to own or have rights to acquire approximately 3.2 million additional shares.

     The Company, headquartered in Anderson, Indiana (USA), became a public company in 1997. The Company designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and related components and provides core exchange services for automobiles and light trucks, medium and heavy-duty trucks and other heavy-duty and industrial applications. Products include starter motors, alternators, engines, transmissions, torque converters, fuel systems and traction control systems. The Company serves the aftermarket and original equipment manufacturer market, principally in North America, as well as in Europe, Latin America and Asia Pacific. More information is available on the Company web site at http://www.delcoremy.com.
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     The press release may contain forward-looking statements regarding the
Offer for the Company's Class A common stock described herein. These statements are identified by words such as "will," "may," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to the Company and are subject to a variety of risks and uncertainties, including the Company's possible further evaluation and recommendation with respect to the Offer, any alternatives that may be pursued or other actions that may be undertaken by the Company, in response to, or independent of, the Offer or the Merger. Actual events, actions and effects of the Offer or the Merger may depend on one or more of these risks and uncertainties and may vary materially from any future events, actions and effects described in this press release. The Company undertakes no obligation to update any forward-looking statements made in this press release.